INVEST IN **BETTERWORLD**

AI optimization for product, marketing, and lending for all CPGs that are good for people and planet



wearebetterworld.com New York NY



LEAD INVESTOR

W. Walker Brock

BetterWorld fills a vital need for CPG companies endeavoring to scale their operations and customer base, while simultaneously providing investors an opportunity to generate real returns while make a real environmental impact. As a CPG investor and former operator, I know first hand the need for this platform. BetterWorld is poised to capitalize on a market-wide shortage of venture equity and has the team and capacity to provide its significant pipeline of growth-stage CPG companies better debt and equity capital solutions, better product and packaging solutions, and better marketing and customer creation. I have vetted many of these pipeline companies. Most make excellent products, products as good as or better than the household names we all know. BetterWorld identifies these companies and provides a suite of services and solutions that enables these brands to transform from "alternative" consumer product options into the household brand names of a rising generation of consumers more concerned with their own health and the health of the planet than any prior generation.

Invested $5,000 this round & $50,000 previously

Highlights

1. 2x Founder has 5 exits and was head of M&A for a $4B payments company: knows how to build/sell
2. Backed by institutional investment
3. Provides AI and capital for companies + influencer-fueled discovery of BETTER products for consumers
4. Developed proprietary Impact Data Profile, a Nutrition Label equivalent for environmental impact
5. Onboarded 3,400 SKUs since Q4 '22 and growing 10% MoM
6. Projected profitability in 2024 with 70% gross margins and pipeline revenue of $1M (not guaranteed)
7. Partnered with top emerging financial providers such as Ember, Enduring Planet, and Yardline
8. Partnered with Future Earth, and WE ARE GUARDIANS produced by Fisher Stevens and Leo DiCaprio

Our Team



Henry Lihn CEO

5 exits, Head of M&A for 4B payments company, composed Symphony in college, released two albums, wrote three children's books, founded the recycling program for the entire NYC Board of Ed in high school, raised $367 to save the elephants in 3rd grade

Jacob Small CTO



Jacob Small CTO

2x Founder: CTO and founder of CatBlox. Contributor at Rarible DAO. Founder of Screensaver NFT marketplace.



Mallory Segrest   Director of Sales

Managed $25M+ in B2B sales and grew sales 40% YoY. 6+ years in sales and account management, additional skills mastered include client retention, lifecycle email marketing and business consulting. Voted nicest person in the world by Ted.

Why BetterWorld?

"We are terrified that we are leaving our children, the next generation, with a world that will be uninhabitable and overrun by plastic." -Carmen, Mother of two

BetterWorld is growing a billion dollar business on the back of the green revolution by <u>helping Consumer Packaged Goods* companies, which account for 33% of global emissions, to become better for people and planet,</u> while helping consumers to discover and shop better; The next **Green Amazon**.

*-Consumer packaged goods (CPG) are items used daily by average consumers that require routine replacement or replenishment, such as household products, clothes, makeup, etc. It is a $2.1 trillion global industry where sustainable or net good products account for one third of the growth with a 2.98% CAGR.



Originally started as a podcast in 2016 to highlight Net Good companies, BetterWorld began working with CPGs. We helped two CPGs become better for people and planet: <u>one company sold</u> after major growth resulting from becoming better, and the other <u>increased revenue by over 2x</u>. Better for planet is **better business.**



We discovered **consumers want BETTER**, and the green revolution was already under way:


BetterWorld
Problem
Confidential
2023
A Better Data Company
Every Net Bad product has a Net Good (better for people and planet) alternative that consumers do not know about, which can reduce emissions.
Most products can also optimize to BE BETTER in materials, packaging, supply chain, and offsetting their impact.
Net Bad
Carbon-intensive
Plastic Packaging
Chemicals & Bleach
Made from trees
Exploitative Labor
Charmin
Forever Roll
Net Good
Carbon-sensitive
No Plastic
Chemical-free
Made from Bamboo
Fair Labor


BetterWorld
Opportunity
Confidential
2023
A Better Data Company
Consumers want BETTER products
78% of consumers are more likely to purchase sustainable products.
Greenpoint Survey 2021
74% do not know or have trouble identifying them.
Greenpoint Survey 2021
450% increase in Google searches by US consumers for sustainable products
WorldWildLife / Forbes
90% of Gen Zers in the U.S. believe that companies must act to help social and environmental causes
Cone Communications 2019
75% will actually do research to see if a company is being honest and authentic when it takes a stand on issues
Cone Communications 2019

We found our billion dollar opportunity when we set out to solve one large problem: ***How do you get consumers to buy Net Good instead of Net Bad products to reduce global emissions?***

Our formula is simple: Help brands to be better for people, planet, and their bottom line + Lever influencer-fueled discovery of products for consumers + collect and sell that data

1. We built a marketplace to ensure discoverability for consumers: one place to see and drive demand for all the Net Good products (we have indexed 6000 already, with over 3000 SKUs on our site) which are just as effective, cost comparable, and well branded, while also being better for people and planet. That goal includes removing the stigma that Net Good products are less effective, too niche, more expensive or somehow LESS than their mainstream counterparts which is untrue: same solutions, just better for people and planet.


NEW BRANDS ADDED WEEKLY
BetterWorld
SHOP
BRANDS
BETTERSTORES
ABOUT
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Cleaning Supplies
HIDE FILTERS
BEST SELLING
BRAND
EVERNEAT
MAMASUDS
PUBLIC GOODS
CERTIFICATION
LEAPING BUNNY CERTIFIED
VALUES
WOMEN OWNED
ANIMAL CRUELTY FREE
CLEAN INGREDIENTS
COMPOSTABLE / BIODEGRADABLE MATERIALS
MADE IN THE USA
NO HARMFUL INGREDIENTS
Everneat
Oven Cleaning Kit
$25.99
MamaSuds
Castile Soap | Pure Castile Soap For Cleaning
From $12.00
WHOLESALE ONLY
Public Goods
Mandarin Basil Dish Soap
$5.95

2. We built an AI backed platform to help companies grow by providing access to Capital, optimize marketing, and make their products as good for people and planet as possible (*see description of platform functionality below*):



Vendor Portal
Vendor Portal > Earth Tu Face
Cancel
Save
Business
Vetting
Certifications
Supply Chain
Company Name
Earth Tu Face
Onport Dashboard
View orders placed on our site, track commission, inventory, and more!
Onport
Marketplace Profile
Visit your brand's profile page on the BetterWorld marketplace.
Visit
Profile in Progress
Ready to Onboard
Onboarded to Marketplace
Please note!
Onboarding by our team cannot begin until a logo and line sheet (even for D2C-only) have been uploaded, and the Inventory Integration and Connection sections have been completed.
Brand Details
Contact Full Name
Sarah Buscho
+ Add new

3. In turn, we collect over 200 data points from these companies on materials, supply chain, labor, end of life, and impact that create valuable insights for multiple parties including; the government (which is mandating this data after the Inflation Reduction Act, Fashion Act, et al.), shopper marketing companies, and Media companies, which append it to consumer purchase behavior and drive consumers to more Net Good products



BetterWorld
Solution
Confidential
2023
A Better Data Company
BetterWorld Features
Better Capital
Better access to the right growth capital with strategic experience to prevent "over-raise" (the epidemic of raising too much equity in a bearish market)
Better Product
AI optimization and learning management: Sustainability improvements which are proven to drive revenue and increase efficiency
Better Marketing
Learning Management System: Better foundational marketing and communication of how good the product is for people and planet, and the story of how they got there: this is also a proven revenue driver



BetterWorld
Returns
Confidential
2023
A Better Data Company
By helping companies be better for people and planet, we help increase revenue for them, and build a billion dollar company.
Platform Fees + Lending Referral Fees + Data Insights Fees
Lending Tree meets Green Amazon!

Like many great companies before us, we started with a marketplace, a SaaS offering, and ultimately, aim to create major revenue through big data: ***a billion dollar*** *company in less than five years is our goal.**

**Forward-looking projections cannot be guaranteed.*

AI Product Impact Analysis



BetterWorld
Platform
Confidential
2023
A Better Data Company
How it works
Step 1: AI Analysis
We use Natural Language Processing GPT and browse/scrape the site for key indicators in Materials, Supply Chain, Ingredients, End of Life, Impact.
Example:
-Blindbarber.com shows some products in aluminum, others in plastic, some with sustainable ingredients, some with chemicals
Best Sellers
Plastic
Sustainable aluminum



BetterWorld
Platform
Confidential
2023
A Better Data Company
How it works
Step 2: Impact Report
We pull both the highlights for a consumer facing impact report, and data profile, and create recommendations on areas in need of optimization which goes to the brand.
We evaluate sustainability across 200 data points, including materials, supply chain, labor, end of life, impact. etc.
Activist Skincare
We're a small but mighty team. Our founder Allison and her assistant make every small batch by hand in our studiolab in California, with the highest standards for people and planet.
Sustainability Points
Small-batch production
High standards for people and planet
Low-impact packing materials
Recyclable and/or compostable
Refill pouches
Reduce waste
1% for the Planet
Donates at least 1% of annual sales revenue to environmental advocacy
Vegan and cruelty-free
Non-toxic, non irritating ingredients
Ethically made
Produced and shipped from Los Angeles by a small team paid a living wage with health benefits and paid time off

Impact Data Report - ***A first of its kind industry solution to end greenwashing.***

We created the equivalent of a Nutrition Label for CPGs, showcasing materials, supply chain, end of life, impact -- everything about the product.

It is also in part a demand generation tool. When tested, this was part of the solution that increased revenue so substantially for our companies: if you are net good, the more transparent you are with consumers, the more value is created, the greater the sales.



BetterWorld
Platform
Confidential
2023
A Better Data Company
How it works
Step 2: Impact Data Profile
This is the equivalent of a Nutrition Label helping consumers see how good a product is for people and planet
Zero Waste Lip Gloss
Verification
Verification Stamp indicating a BetterWorld vetted net good product on the product page at point of purchase, creating better conversion
Brand Impact
Drop down menus for all data related to the environmental impact of the brand, with videos

BetterWorld
Platform
Confidential
2023
A Better Data Company
How it works
Problem:
Plastic Packaging



Step 3: Optimization
We refer sustainability optimizations such as packaging changes, circularity services, etc., and offer financing to implement them through our partners.
Our platform integrates directly with climate trade to calculate impact, and provide each brand with ability to offset or drawdown and communicate that to their consumers.
Solution:
Refer Sustainable Packaging Manufacturer
Solution:
Finance New Packaging
ember co.
Solution:
Integrated Marketplace for offsets for carbon, plastic, etc

Lending Partners

Our lending partners are some of the most scalable in the space, offering a variety of different alternatives to lending, during a time of transformation especially for the VC markets. Formerly, many CPG companies thought to be venture companies were given large amounts of capital which led to massive burn rates and failures; there's a better way. Through Revenue Based financing and great experience, practices and processes, CPG companies can double or even triple smaller tranches of debt capital into revenue, while not giving away large portions of their company, and creating shareholder value. This is filling the major vacuum recently created by venture capital

It's capital, but Better.



BetterWorld
Partners
Confidential
2023
A Better Data Company
Our lending partners
YARDLINE
ember co.
Enduring Planet
Referral fee sizes is about 1.5% of total loan
Bonus of 10% of warrants (4% of cap table)
Fees are realized ~6 months after deal close
Avg LTV of BW client is $20,000
2 deals with term sheets in first 60 days for $45,000

Demand Generation

We focused on demand generation for the companies as a core part of our platform offering. By building multi-channel solutions, we were able to create demand for our companies, helping to sell thousands in goods, and create new audiences simply by better sharing and partnering between brands, merging email bases, running promotions, and ultimately creating sales.



BetterWorld
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Sophie Sumner
207.9K
Follow
Sophie's Picks
Hi! I'm a British fashion model, the host of Amazon Live, and Contributing Editor of The Daily Front Row.


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We also created BetterStores, fully shop-able Shopify stores for Influencers and Celebrities, where they could select and recommend products in a centralized location, while still receiving commissions from sales, empowering them to promote and convert more sales.

Simply put: we gave influencers, each, a page with products on it, and video reviews that they produce for those products as reviews -- when they sell products, they get commissions.

The thesis proven by the Kardashians, FatJewish, Jake Paul, Mr. Beast and others, is that influencers function as media companies, many if not all of which will not capitalize on their media in the long term (ex: pay per post) as that market cools, but on CPG sales for brands they endorse; it has been referred to as **"The Micro-Retail-ification"** of the influencer sector, where influencers become retailers. BetterWorld is engaging those influencers; we have over 40 influencers who have created hundreds of sales to date in our beta program.


BetterWorld
Ecosystem
Confidential
2023
A Better Data Company
BetterWorld creates network effects though our ecosystem to create incentive for change:
BetterWorld Platform
We help brands to make better products and showcase them
Demand Generation
We increase revenue for the brands: More brands register for platform
Data + Insights
We leverage media companies to create greater market demand for good products


BetterWorld
Returns
Confidential
2023
A Better Data Company
We have proven this approach increases revenue for our brands
Blind Barber increased revenue by 47%*
*- Case study in appendix

Total Addressable Market: Traction

Our case studies proved that we can increase revenue for these businesses, and that is where our virality lies: we have the ability to attract more companies based on our increase to their performance. Further, we are targeting companies

who are ABOUT to transition to greener more sustainable practices, which opens up our Total Addressable market considerably to roughly 500,000 companies.

There are over 50,000 businesses with some signaling of sustainability: certification, commitment such as vegan or plastic-free, or otherwise. We are starting with these companies, but will expand to the other companies who can be given the compelling argument to invest in becoming Net Good, for which we have the capital and the solution.


BetterWorld
Revenue
Confidential
2023
A Better Data Company
How we monetize
1 — Brand Platform Fees
$2,500 - $10,000
$5000 AOV x ~500,000 BRAND TAM = $2.5B
2 — Partner Capital Referrer Fees
$20,000 AOV x ~500,000 BRAND TAM = $10B
Pre-seed Traction
Over $125,000 in revenue
9000 net good companies scraped and indexed
Over $10,000 in sales for BetterWorld companies
$45,000 in pending Finance referal fees

Revenue Verticals

We have two active revenue streams currently:

1. SaaS Fees: we charge between $2,500-$10,000 per year as a platform and services fee to help optimize product and marketing for the brands. This consists of our platform auditing and optimizing Email, Socials, and Web channels and funnels. Sales Potential: $2.5 Billion, $5000 average order value, multiplied by 500,000 total sellable brands (not guaranteed).
2. Capital Referral Fees: we receive fees for successful capital referral AFTER the funds have been returned to the lender. This incentivizes all companies to participate in the growth and success of the companies, rather than simply to optimize for fees. The average deal size looks to be around $1,200,000 in capital loaned, where we are given 1.5% of that total, as well as 10% of Warrants, which are equal to 4% of the cap table on average.

- The model is predicated on loaning funds in tranches, as revenue based financing, funding mostly inventory and marketing in order to convert it into a multiple of revenue in three months, and then reissue additional debt: ex. $400,000 into $1,200,000 in revenue by servicing existing wholesale and retail channels or increasing doors and customers through marketing.


19
Fund I Portfolio Investments
12%
Net Cash Yield1
13%
Realized IRR To Date2
13
Exited PortCo's.
$8.4M
Capital Deployed
2.2%
Average Equity Warrant3
67%
Blended IRR Estimate4
2.8x
MOI Estimate

- This snapshot of a Fund shows the IRR for the fund itself, showing that the model of this type of funding not only works, but is extremely profitable, affording the opportunity to scale to fund the transition to Net Good for the entire industry.

- **Sales Potential:** $10 Billion, $20,000 average order value, multiplied by 500,000 total sellable brands (not guaranteed).

Traction:

- We have been able to source and identify over 50,000 net good brands, secure over $125,000 in revenue and index 9000 brands since launch in October 2022.
- We have had to cap revenue at $20,000 per month as we have to hire an additional account manager to support growth
- Our pipeline for referral fees is over $1M in 60 days; though it will take 6 months to process, we anticipate converting more than 20% of it, and have already closed 4.5% of that goal, $45,000 in expected fees disbursed over time (not guaranteed).
- We have developed a strong amount of platform technology, including our stacker interface for companies, data collection/automation, basic scraping and impact report development, marketplace, and BetterStores. We require more capital to fulfill the product roadmap.



BetterWorld
Team
Confidential
2023
A Better Data Company
Henry Lihn · CEO, Founder
Multiple exit founder, Sales leader and team builder of acquired and hypergrowth companies (Bentobox, Proper.ai, Latchel, Dash Cameo, Flato IQ, Sverve, Singleplatform), former Head of M&A for Heartland Payment Systems.
Jacob Small · CTO, Blockchain Specialist
CTO and founder of CatBlox. Contributor at Rarible DAO. Founder of Screensaver NFT marketplace.
Jason Snyder · Data Advisor
Global CTO, advisor, and co-founder. Jason has held multiple CTO roles at IPG and founded multiple technology companies; a renowned inventor and go-to-market tech specialist. Developed the first 2D code to work on every US mobile carrier.
Roxana Zadeh · Marketing Advisor
Roxana has acted as the Senior Director of January Digital and as a Senior Media Buyer for Horizon Media; she knows how to drive marketing strategies for industry-leading brands.
Mallory Segrest
Sales Leader
Julia Libani
Sales Associate
Nick Barbo
Sales Associate
Julia Rudman
Marketing, Content
Lexie Schmelzer
Creative Director
James Parker
Director or Operations

BetterWorld's Environmental Impact Data, collected and scraped across over 200 data points in materials, supply chain, labor, end of life, impact, and certifications is incredibly valuable. Governments are in the process of mandating it, media companies are willing to purchase it, and shopper marketing companies need it to survive over the long term, providing an understanding of the values by which the new consumer is shopping.

> ***"Given the state of the world we are seeing consumer goods becoming more regulated in many ways. It would be foolish not to believe environmental impact data will have to appear on every consumer product in the same way nutritional labels appear on food packaging today. The fact that we are building this capability ahead of any legislation is stultifying when you consider the potential value in a world where those classifications will become mandatory."***

-Jason Snyder, CTO, Momentum Worldwide



Opportunity – Regulation
Government regulation makes this data more valuable
France announced that every item of clothing sold within its borders would require a label detailing its precise climate impact by the end of next year.
Both Norway and Germany have introduced due diligence acts demanding that companies show they are working to identify and address any negative impacts on people and the planet that they may have contributed to — with hefty fines and potential operational bans if they do not.
And in both Britain and the Netherlands, brands like H&M and Boohoo are being investigated by
The United States
There has been a flurry of recent bill proposals in the United States, with states like California, a longtime leader in environmental regulation, recently passing a bill protecting the rights of garment workers. Several others have since been unveiled and are making their way through the legislative pipeline.
AMERICAN MADE
2023



Closing

While we remain incredibly early in our development, we believe that our company has a number of potential exit targets including Amazon, Walmart, or one of the larger data companies such as JD Power or Axiom. We further believe in our potential for a successful public offering given the market's favorability toward big data in recent cycles.

We are at the forefront of the next revolution in products, not seen since the advent of plastics in the 1950s. Material and supply chain innovation are already creating massive opportunities for growth in this industry. BetterWorld is the partner that can drive it, and capitalize on it for our investors.

Join us. Help make the world **Better**.



BetterWorld   Thank you   Confidential   2023   A Better Data Company

Thank you

CONTACT

henry@wearebetterworld.com